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            VISTA IMPROVES CASH POSITION THROUGH HEDGING LIQUIDATION

DENVER, COLORADO, JANUARY 12, 1998 - Vista Gold Corp. announced today that it has taken steps to improve its cash flow in 1998 by approximately US$16.5 million. The improved cash flow has been accomplished by the liquidation of its forward position in the gold market and temporary suspension of mining activities at Hycroft.

The unwinding of the hedge positions covering approximately 200,000 ounces was completed on January 8 generating $9.5 million. Commencing immediately, waste rock stripping will be discontinued, and in May, ore mining will also be halted. Gold recovery and processing will continue and production for 1998 is estimated to be approximately 100,000 ounces at a cash cost of $155 per ounce. After May, production will continue from inventoried ore, which will contain an estimated 60,000 recoverable ounces. To ensure a satisfactory 1998 cash margin, Vista has hedged 90,000 ounces at a price of $282 per ounce. The mining equipment and other physical facilities at the operation will be maintained on a standby basis, ready for recommencement of mining operations at an appropriate gold price.

The improved cash flow will be used to completely pay down the Hycroft project debt of $13 million during 1998 and provide working capital, which will be used for holding and continued development expenses at the Amayapampa/Capa Circa project in Bolivia, exploration activities on the Guariche project in Venezuela, and ongoing corporate expenses.

Gold production at Hycroft in 1997 was 117,379 ounces, a Company record. At year end 1997, the Company estimated the proven and probable reserves at Hycroft to be 25.2 million tons of ore at 0.02 ounces per ton containing 515,000 ounces of gold.

Mike Richings, President and CEO, commented, "With gold prices at 18-year lows, it was prudent to take the profit inherent in our gold futures contracts and secure the Company's future. Furthermore, we are conserving the Company's gold and financial resources and positioning Vista for the time when more favorable gold prices prevail. It is unfortunate that the curtailed production at Hycroft will result in staff reductions, as the Hycroft team has been so successful in making the mine efficient--however, the unprecedented low prices have forced us to take this action."

Previously, the Company had released information from the Amayapampa project feasibility study in which capital costs for a 30,000-ounce-per-year gold project were estimated at $20 million and at a cash operating cost of $155 per ounce. Based on discussions with potential lenders, the Company expects to be able to finance the project with favorable terms at a $325 per ounce gold price. Amayapampa has proven and probable reserves of 9.8 million tons at 0.054 ounces per ton containing 527,000 ounces of gold.

At the Guariche project in Venezuela, on which the Company has an exclusive purchase option, work-to-date indicates an estimated 10.5 million tons at 0.07 ounces per ton in measured and indicated resources of approximately 700,000 ounces of gold.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado, with production from the Hycroft mine in Nevada and development and exploration projects in South America.

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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's 20-F as amended.

For further information, please contact A. J. Ali, CFO and Vice President of Finance, or Mike Richings, President and CEO, at (303) 629-2450 or (888) 629-2450.